Exhibit (a)(5)(ii)

For Immediate Release

Contact: Maria Premole
1-800-833-0018
JOFInvestorRelations@nomura-asset.com

Japan Smaller Capitalization Fund, Inc. Announces Expiration and Preliminary Results of Tender Offer

NEW YORK, July 2, 2026: Japan Smaller Capitalization Fund, Inc. (the “Fund”) (NYSE: JOF) announced today the expiration and preliminary results of the Fund’s tender offer (the “Tender Offer”) to acquire up to 10% of the Fund’s outstanding shares.

The Tender offer commenced on June 1, 2026, and expired at 5:00 p.m. Eastern time on July 1, 2026.

Based on preliminary information, approximately 22,006,123 shares were properly tendered and not withdrawn. As the Tender Offer was oversubscribed, the number of shares to be purchased from each shareholder is expected to be prorated based on the number of shares properly tendered to the Fund.

The purchase price of the properly tendered and accepted shares will be 98% of the Fund’s net asset value per share as of the close of regular trading of the New York Stock Exchange on July 2, 2026.

The number of shares tendered as set forth in this release is based on preliminary information and should not be regarded as final. The Fund expects to announce the final results of the Tender Offer on or about July 13, 2026.

About the Fund

The Fund invests primarily in the securities of smaller capitalization companies in Japan and is designed for investors seeking long-term capital appreciation. The Manager of the Fund is NAM-U.S.A., which is based in New York. NAM-U.S.A. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and serves as the investment adviser to the Fund.

Forward Looking Statements

Certain information discussed in this press release may constitute forward-looking statements within the meaning of U.S. federal securities laws. Although the Fund and NAM-U.S.A. believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Fund and NAM-U.S.A. can give no assurance that their expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected.